Exhibit 99.1

Pharvaris Reports Second Quarter 2026 Financial Results and Provides Business Update

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Topline data from CHAPTER-3, a pivotal Phase 3 study of deucrictibant XR for the prophylaxis of HAE attacks, expected in 3Q2026
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Deucrictibant IR NDA under review by the FDA with PDUFA date of April 23, 2027; MAA validated by the EMA in July 2026
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Enrollment ongoing in CREAATE, a pivotal study of deucrictibant for the prophylactic and on-demand treatment of AAE-C1INH attacks
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Strong financial position with cash and cash equivalents of €318 million as of June 30, 2026

ZUG, Switzerland, August 12, 2026 – Pharvaris (Nasdaq: PHVS), a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to help address unmet needs of those living with bradykinin-mediated angioedema (AE-BK), such as hereditary angioedema (HAE) and acquired angioedema due to C1 inhibitor deficiency (AAE-C1INH), today announced financial results for the second quarter ending on June 30, 2026, and provided a business update.

“Pharvaris continues to make strong progress advancing deucrictibant IR toward potential regulatory approval, moving closer to our goal of helping address unmet needs of people living with HAE by providing a therapy that can offer rapid and sustained attack relief and resolution with a single oral capsule. In parallel to our recent regulatory successes, our ongoing pre-commercial activities are designed to support a timely, successful U.S. launch,” said Berndt Modig, Chief Executive Officer of Pharvaris. “Announcing pivotal data from CHAPTER-3, expected this quarter, will mark another key milestone for Pharvaris as we develop deucrictibant for both the prevention and on-demand treatment of bradykinin-mediated angioedema attacks. The financing we completed in May extends our cash runway into 2028, enabling us to properly prepare for deucrictibant’s launch and consider lifecycle management opportunities while maintaining capital discipline.”

Recent Business Updates

Development Pipeline

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Topline data from CHAPTER-3 (NCT06669754) expected in 3Q2026. CHAPTER-3 is a randomized, double-blind, placebo-controlled Phase 3 study of orally administered deucrictibant extended-release (XR) tablet for the prophylaxis against angioedema attacks in adults and adolescents (12 years and older) with HAE. Eighty-five participants were enrolled and randomized in a 2:1 ratio to receive deucrictibant XR (40 mg/day), the intended commercial formulation, or placebo, once daily for 24 weeks. Pharvaris expects to announce topline data from CHAPTER-3 in the third quarter of 2026.
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Enrollment in CHAPTER-4 (NCT06679881) progressing as planned. CHAPTER-4 is a long-term, open-label extension study of orally administered deucrictibant XR (40 mg/day) for the prophylactic treatment of HAE attacks. The goal of the study is to evaluate the long-term safety and effectiveness of deucrictibant XR in the prophylactic treatment of HAE attacks.
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Review of marketing authorization applications of deucrictibant immediate-release (IR) capsule as a potential on-demand treatment of HAE attacks underway by regulatory authorities. In July 2026, the U.S. Food and Drug Administration (FDA) accepted to review the Company’s New Drug Application (NDA) for deucrictibant IR for the on-demand treatment of HAE attacks, with the Prescription Drug User Fee Act (PDUFA) action date set for April 23, 2027. In July 2026, the European Medicines Agency (EMA) validated the marketing authorization application (MAA) for deucrictibant IR and began its formal review of the MAA under the centralized procedure.
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Expanded Access Program (EAP) for deucrictibant IR for the on-demand treatment of HAE attacks opened in the U.S. EAPs are a potential pathway for people with a serious or immediately life-threatening disease or condition to gain access to an investigational medical product for treatment outside of clinical trials when no comparable or satisfactory alternative therapy options are available. The U.S. EAP for deucrictibant IR is available to people in U.S. living with HAE meeting eligibility requirements. Healthcare professionals interested in making requests for access to deucrictibant IR through EAP can refer to https://mytomorrows.com/pharvaris/healthcareprofessional/ and/or email Pharvaris’ Medical Affairs at expandedaccess@pharvaris.com.
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Enrollment in CREAATE (NCT07266805) progressing as planned. CREAATE is a global, pivotal Phase 3 study evaluating orally administered deucrictibant for the prophylactic and on-demand treatment of AAE-C1INH attacks.
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Assessment of AAE-C1INH disease burden and validation of clinical trial endpoints published in Frontiers in Immunology. Qualitative interviews provided evidence of the impact of AAE-C1INH on participants’ lives and overall well-being, and the study findings informed the clinical outcome assessment strategy for CREAATE, the first phase 3 clinical trial specifically studying AAE-C1INH.

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Evidence supporting bradykinin B2 receptor as a validated therapeutic target in bradykinin-mediated angioedema published in Clinical Reviews in Allergy & Immunology. This summary of the growing body of evidence explores the critical role of bradykinin B2 receptor in the pathogenesis of bradykinin-mediated angioedema and supports bradykinin B2 receptor antagonism as a therapeutic strategy for bradykinin-mediated diseases, including HAE and AAE-C1INH, as well as, potentially, other allergic and immunological conditions.

Corporate

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Peng Lu, M.D., Ph.D., promoted to newly created role of President. Leveraging the company’s scientific rigor and reflecting the depth of Dr. Lu’s contributions, Pharvaris has brought its research, development, and commercial functions under one leadership structure by promoting Dr. Lu to President, effective June 2026, strengthening Pharvaris’ ability to deliver on its strategic priorities.
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Closed $132 million underwritten offering. The proceeds from the offering of $132.3 million of shares extends cash runway into 2028.

Upcoming Investor Events

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Wells Fargo 21st Annual Healthcare Conference. Boston, MA, Sept. 8-10, 2026.
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Format: Fireside Chat
Date, time: Wednesday, Sept. 9, 4:30 p.m. EDT
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2026 Cantor Global Healthcare Conference. New York, NY, Sept. 9-11, 2026.
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Format: Fireside Chat
Date, time: Thursday, Sept. 10, 1:00 p.m. EDT
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Morgan Stanley 24th Annual Global Healthcare Conference. New York, NY, Sept. 14-16, 2026.
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Format: Fireside Chat
Date, time: Tuesday, Sept. 15, 7:45 a.m. EDT
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H.C. Wainwright 28th Annual Global Investment Conference. New York, NY, Sept. 14-16, 2026.
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Format: Fireside Chat
Date, time: Wednesday, Sept. 16, 8:00 a.m. EDT

Live audio webcasts of the presentations will be available on the Investors section of the Pharvaris website at: https://ir.pharvaris.com/news-events/events-presentations. The audio replays will be available on Pharvaris’ website for 30 days following the presentation.

Upcoming Medical Congress Presentations

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Bradykinin Symposium 2026. Berlin, September 3-4, 2026. Details for the accepted presentations at the 8th Bradykinin Symposium are as follows:
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Title: Modelling human, rat, and humanized bradykinin B2 receptor-deucrictibant complexes in-silico
Presenter: Niklas Piet Doering, Ph.D.
Format: Oral Presentation
Abstract ID: 158012
Date, time: Thursday, September 3, 14:55-15:05 CEST (8:55-9:05 a.m. EDT)
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Title: Oral Deucrictibant Immediate-Release Capsule for On-Demand Treatment of Hereditary Angioedema Attacks: Regional Subgroup Analysis From the Phase 3 RAPIDe-3 Trial
Presenter: Marc A. Riedl, M.D., M.S.
Format: Oral Presentation
Abstract ID: 158394
Date, time: Friday, September 4, 9:20-9:30 CEST (3:20-3:30 a.m. EDT)
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Title: Clinical Cardiovascular Safety Evaluation of Oral Deucrictibant
Presenter: Brigitte Loenders, Ph.D.
Format: Poster Presentation
Abstract ID: 157799
Date, time: Friday, September 4, 16:05-16:45 CEST (10:05-10:45 a.m. EDT)
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Title: Evaluating Safety Margins of the Use of Deucrictibant Immediate-Release Capsule in Combination With Deucrictibant Extended-Release Tablet
Presenter: Juan Bravo, Ph.D.
Format: Poster Presentation
Abstract ID: 157800
Date, time: Friday, September 4, 16:05-16:45 CEST (10:05-10:45 a.m. EDT)
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Title: Results of the Phase 2 CHAPTER-1 Open-Label Extension Study on the Long-Term Safety and Efficacy of Oral Deucrictibant for Prophylaxis in Hereditary Angioedema
Presenter: Emel Aygören-Pürsün, M.D.
Format: Poster Presentation
Abstract ID: 157804
Date, time: Friday, September 4, 16:05-16:45 CEST (10:05-10:45 a.m. EDT)
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Title: CHAPTER-1 Open-Label Extension Study: Long-Term Prophylactic Treatment with Oral Deucrictibant Improved Health-Related Quality of Life in Participants with Hereditary Angioedema
Presenter: Marcin Stobiecki, M.D., Ph.D.
Format: Poster Presentation
Abstract ID: 157807
Date, time: Friday, September 4, 16:05-16:45 CEST (10:05-10:45 a.m. EDT)
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Title: End Of Progression of Attack Manifestations With Oral Deucrictibant Immediate-Release Capsule for On-Demand Treatment of Hereditary Angioedema Attacks in the Phase 3 RAPIDe-3 Trial

Presenter: Henriette Farkas, M.D., Ph.D., D.Sc.
Format: Poster Presentation
Abstract ID: 158385
Date, time: Friday, September 4, 16:05-16:45 CEST (10:05-10:45 a.m. EDT)
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Title: End-of-Progression Using Patient Global Impression of Change Validation in RAPIDe-3
Presenter: Danny M. Cohn, M.D., Ph.D.
Format: Poster Presentation
Abstract ID: 158405
Date, time: Friday, September 4, 16:05-16:45 CEST (10:05-10:45 a.m. EDT)
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Title: LC-MS particle-based plasma proteomics in bradykinin-mediated angioedema
Presenter: Jonathan DeGeer, Ph.D.
Format: Poster Presentation
Abstract ID: 158979
Date, time: Friday, September 4, 16:05-16:45 CEST (10:05-10:45 a.m. EDT)
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Title: The NHP Bradykinin Challenge Model Predicts Human Deucrictibant Efficacious Doses
Presenter: Juan Bravo, Ph.D.
Format: Poster Presentation
Abstract ID: 159172
Date, time: Friday, September 4, 16:05-16:45 CEST (10:05-10:45 a.m. EDT)

Financials

Second Quarter 2026 Financial Results

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Liquidity Position. Cash and cash equivalents were €318 million as of June 30, 2026, compared to €292 million for December 31, 2025.
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Research and Development (R&D) Expenses. R&D expenses were €35.0 million for the quarter ended June 30, 2026, compared to €29.6 million for the quarter ended June 30, 2025.
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General and Administrative (G&A) Expenses. G&A expenses were €15.8 million for the quarter ended June 30, 2026, compared to €10.8 million for the quarter ended June 30, 2025.
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Loss for the year. Loss for the second quarter was €47.8 million, resulting in basic and diluted loss per share of €0.70 for the quarter ended June 30, 2026, compared to €45.5 million, or basic and diluted loss per share of €0.83, for the quarter ended June 30, 2025.

Note on International Financial Reporting Standards (IFRS)
Pharvaris is a Foreign Private Issuer and prepares and reports consolidated financial statements and financial information in accordance with IFRS as issued by the International Accounting Standards Board. Pharvaris maintains its books and records in the Euro currency.

About Deucrictibant
Deucrictibant is a novel, potent, orally bioavailable small-molecule bradykinin B2 receptor antagonist currently in clinical development. Deucrictibant is being investigated for its potential to prevent the occurrence of bradykinin-mediated angioedema attacks and to treat the manifestations of attacks if/when they occur by inhibiting bradykinin signaling through the bradykinin B2 receptor. Pharvaris is developing two formulations of deucrictibant for oral administration: an extended-release tablet to enable sustained absorption and efficacy as prophylactic treatment, and an immediate-release capsule to enable rapid onset of activity for on-demand treatment. Deucrictibant has been granted orphan drug designation for the treatment of bradykinin-mediated angioedema by the U.S. Food and Drug Administration, the European Commission, and Swissmedic.

About Pharvaris
Pharvaris is a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to help address unmet needs in bradykinin-mediated conditions, including all types of bradykinin-mediated angioedema. Pharvaris’ aspiration is to offer therapies with injectable-like efficacy™, a well-tolerated profile, and the convenience of oral administration to prevent and treat bradykinin-mediated angioedema attacks. By delivering on this aspiration, Pharvaris aims to provide a new standard of care in bradykinin-mediated angioedema. For more information, visit https://pharvaris.com/.

Forward Looking Statements
This press release contains certain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to our future plans, studies and trials, and any statements containing the words “believe,” “anticipate,” “expect,” “hope,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. These forward-looking statements are based on management’s current expectations, are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors that may cause Pharvaris’ actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Such risks include but are not limited to the following: uncertainty in the outcome of our interactions with regulatory authorities, including the FDA; the expected timing, progress, or success of our clinical development programs, especially for deucrictibant immediate-release capsules and deucrictibant extended-release tablets, which are in late-stage global clinical trials; the outcome of regulatory approvals, including the outcome of our NDA for the on-demand treatment of acute attacks of HAE; our ability to replicate the efficacy and safety demonstrated in the RAPIDe-1, RAPIDe-2, RAPIDe-3, and CHAPTER-1 Phase 2 and Phase 3 studies in ongoing and future nonclinical studies and clinical trials, such as CHAPTER-3, and CREAATE; risks arising from epidemic diseases, which may adversely impact our business, nonclinical studies, and clinical trials; our ability to potentially use deucrictibant for alternative purposes, for example to treat C1-INH deficiency (AAE-C1INH); the value of our ordinary shares; the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates, or any other product candidate that we may develop in the future; our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates; our ability to compete in the pharmaceutical industry, including with respect to existing therapies, emerging potentially competitive therapies and with competitive generic products; our ability to market, commercialize and achieve market acceptance for our product candidates; our ability to produce sufficient amounts of drug product candidates for commercialization; our ability to raise capital when needed and on acceptable terms; regulatory developments in the United States, the European Union and other jurisdictions; our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others; our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws (including the Biosecure Act), our ability to maintain an effective system of internal control over financial reporting; changes and uncertainty in general market conditions; disruptions at the FDA and other agencies; changes and uncertainty in general market, political and economic conditions, including as a result of inflation and geopolitical conflicts; changes in regulations and customs, tariffs and trade barriers; and the other factors described under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F and other periodic filings with the U.S. Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. While Pharvaris may elect to update such forward-looking statements at some point in the future, Pharvaris disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Pharvaris’ views as of any date subsequent to the date of this press release.

Contact

Maggie Beller
Vice President, Head of Corporate and Investor Communications
maggie.beller@pharvaris.com